NORTH AMERICAN NICKEL INC.
301 – 260 W. Esplanade
North Vancouver, B.C.
V7M 3G7

Tel: (604) 986-2020
Toll Free: 1-866-816-0118

NORTH AMERICAN NICKEL INC. ANNOUNCES CASHEL MEAGHER, VP EXPLORATION OF HUDBAY MINERALS, JOINS ITS
ADVISORY BOARD; GRANT OF STOCK OPTIONS

Vancouver, B.C. – May 24, 2011, North American Nickel Inc. (OTCbb: “WSCRF”; CUSIP: 65704T 108) is pleased to announce the appointment of Cashel Meagher to its Advisory Board.

Rick Mark, CEO of North American Nickel states; “We are delighted to have Cashel Meagher join our Advisory Board. Cashel’s eight years at Inco’s mining division in Sudbury gives him a unique understanding of the people, projects and potential opportunities in the region. He also brings practical knowledge of Sudbury ore types, economics and exploration techniques. We have come to know him well these past two years during our VMS negotiations and exploration planning with HudBay around the Reed Lake JV and option agreements. We meet regularly to oversee the development of these projects and I value Cashel’s perspective and experience and look forward to working with him to build North American Nickel.”

Mr. Meagher joined HudBay in November, 2008 and was promoted to the role of Vice President, Exploration in March, 2010. He has an extensive background in precious metal and base metal exploration, resource and reserve estimation, engineering studies and open pit and underground operations. Prior to joining HudBay, Mr. Meagher held management positions with Vale Inco in exploration, technical services, business analysis and mine operations. He graduated in 1994 with a Bachelor of Science Joint Advanced Major degree in Geology and Chemistry from Saint Francis Xavier University, and he is a member in good standing with the Association of Professional Geoscientists of Ontario.

The Company has granted incentive stock options to certain directors, officers, employees, consultants and advisors of the Company to purchase up to 150,000 common shares in the capital of the Company pursuant to the Company’s stock option plan and subject to regulatory approval. The options are exercisable, on or before May 24, 2016 at an exercise price of $0.20 per share.

About North American Nickel

North American Nickel is a mineral exploration company with properties in the Sudbury, Ontario and Thompson, Manitoba mining camps. The Company’s initial focus is on two Sudbury, Ontario properties. The Post Creek property is strategically located adjacent to the producing Podolsky copper-nickel-platinum group metal deposit of Quadra FNX Mining. The property lies along the extension of the Whistle Offset dyke structure, which is a major geological control for Ni-Cu-PGM mineralization. The Bell Lake property is a 256-acre property that covers approximately one kilometre of the Mystery Offset dyke or MOD. The MOD is interpreted to be an extension of the Worthington Offset dyke which is a 10 to 11 kilometre-long mineralized structure that extends from the southwest margin of the Sudbury igneous complex. The Company also has option to acquire 100% ownership in the Woods Creek and Halcyon properties in the Sudbury area; and has acquired 100% ownership in the high-grade Ni-Cu-PGE South Bay property near Thompson, Manitoba and the large grassroots Thompson North and Cedar Lake properties, which are part of the world-class Thompson Nickel Belt in Manitoba. North American Nickel Inc. is a member of the North Shore Mining Group.

Statements about the Company’s future expectations and all other statements in this press release other than historical facts are “forward looking statements” within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and as that term defined in the Private Litigation Reform Act of 1995. The Company intends that such forward-looking statements be subject to the safe harbours created thereby. Since these statements involve risks and uncertainties and are subject to change at any time, the Company’s actual results may differ materially from the expected results.

For more information contact:

North American Nickel Inc.
Rick Mark
CEO and Chair
604-986-2020
Toll free: 1-866-816-0118